Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,
	2010	2009
Earnings before fixed charges:
Income before income taxes	$106	$11
Plus: Fixed charges	341	299

Earnings available to cover fixed charges	$447	$310

Fixed charges(a):
Interest, including amortization of deferred financing costs	$292	$250
Interest portion of rental payments	49	49

Total fixed charges	$341	$299

Ratio of earnings to fixed charges	1.31x	1.04x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2010	2009
Related to debt under vehicle programs	$165	$134
All other	127	116

	$292	$250

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